Exhibit 99.1

China Zenix Auto International Limited Reports 22% Revenue Growth in
2017 Second Quarter

- Revenue from Chinese OEM market rose by 76.8% in the second quarter -

ZHANGZHOU, China, August 25, 2017 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Financial Highlights

Second Quarter 2017:

•	Revenue was RMB781.0 million (US$115.2 million), up 22.1% year-over-year;
•	Sales to the Chinese OEM market increased 76.8% year-over-year;
•	Sales of aluminum wheels increased by 160.7% year-over-year;
•	Gross margin was 11.0%;
•	Net cash flow from operating activities was RMB57.5 million (US$8.5 million).

First Six Months of 2017

•	Revenue was RMB1,451.3 million (US$214.1 million), up 24.6% compared with RMB1,164.9 million in the first six months of 2016;
•	Tubeless steel wheel sales increased by 47.3%;
•	Gross margin was 13.2%;
•	Net profit and total comprehensive income for the period was RMB5.0 million (US$0.7 million) with earnings per American Depositary Share (“ADS”) of RMB0.10 (US$0.01);
•	Bank balances and cash, pledged bank deposits and fixed bank deposits with maturity period over three months totaled RMB1,096.0 million (US$161.7 million).

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "We are pleased to have posted another strong top line growth in the second quarter. The Chinese government’s anti-overloading campaign continued to lift demand in the OEM truck market. Our top 5 customers such as JAC, FAW and Sinotruk all experienced robust growth, benefitting from the positive market dynamics. Our tubeless steel wheel, industrial equipment wheel and aluminum wheel products continued to demonstrate solid growth. On the cost side, the sharply rising steel price negatively impacted our gross margin. However, we foresee an improvement in the second half of the year as we plan to raise prices and increase aluminum product shipments.”

Exhibit 99.1

Mr. Martin Cheung, CFO of Zenix Auto, commented, "We are pleased that our advanced tubeless steel wheels and aluminum wheels are gaining market share as their advantages are being realized by end users. We continued to generate positive cash flow in the second quarter of 2017 as our current production capacity required modest capital expenditures, combined with a reduction in operational expenses as we become more efficient. One of our key focuses is to maintain our financial strength and provide the resources for our future operations.”

2017 Second Quarter Results

Revenue for the second quarter was RMB781.0 million (US$115.2 million) from RMB639.5 million for the second quarter of 2016. The increase in revenue on a year-over-year basis was mainly due to strong sales to the domestic truck OEM market driven by Chinese government enforcement against truck overloading. The increase in total revenue was also attributable to the higher price adjustment in response to the rising raw material costs.

Sales to the Chinese OEM market increased by 76.8% year-over-year to RMB434.1 million (US$64.0 million) in the second quarter of 2017 compared to RMB245.5 million in the same quarter of 2016. Total unit sales in the OEM market increased by 35.8% year-over-year during the second quarter of 2017.

Aftermarket sales in China decreased by 16.8% year-over-year to RMB239.5 million (US$35.3 million) in the second quarter of 2017 from RMB288.0 million in the second quarter of 2016. Total unit sales in the aftermarket decreased by 30.3% year-over-year as the aftermarket wheel segment remained weak after the reinforcement of anti-overloading regulations.

International sales increased by 1.2% year-over-year to RMB107.4 million (US$15.8 million) in the second quarter of 2017 compared to sales of RMB106.1 million in the second quarter of 2016. Total unit sales in the international sales decreased by 18.1% year-over-year in the second quarter of 2017 mainly due to continued weak demand in Southeastern Asian countries, offset by higher pricing due to the higher material cost.

In the second quarter of 2017, domestic OEM sales, domestic aftermarket sales and international sales contributed 55.6%, 30.7% and 13.7% of revenue, respectively.

Sales of tubed steel wheels comprised 47.8% of 2017 second quarter revenue compared to 56.2% in the same quarter in 2016. Tubeless steel wheel sales represented 42.7% of 2017 second quarter revenue compared to 36.3% in the same quarter of 2016. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels increased by 160.7% year-over-year and accounted for 6.0% second quarter revenue as compared to 2.8% in the same quarter a year ago. The tightened regulation by Chinese government to curb emissions and increase road safety fueled high demand for light-weight tubeless and aluminum wheels.

Exhibit 99.1

Second quarter gross profit decreased by 26.6% to RMB85.9 million (US$12.7 million), compared to RMB117.0 million in the same quarter in 2016. Gross margin was 11.0%, compared with 18.3% in the second quarter of 2016. The decrease in gross margin on a year-over-year basis was mainly due to the sharp rise of raw material costs. The Company raised selling prices during the second quarter, but they were not high enough to offset the increase of the raw material costs.

Selling and distribution expenses decreased by 4.0% to RMB49.6 million (US$7.3 million) from RMB51.6 million in the second quarter of 2016. The decrease in selling and distribution costs was primarily due to lower marketing and advertising expenses associated with weaker aftermarket sales in China in the second quarter of 2017 compared with the same quarter last year. As a percentage of revenue, selling and distribution costs were 6.3% in the second quarter of 2017, compared to 8.1% in the same quarter a year ago.

Research and development ("R&D") expenses decreased by 33.7% to RMB14.0 million (US$2.1 million), compared to RMB21.1 million in the second quarter of 2016. R&D as a percentage of revenue was 1.8% in the second quarter of 2017, compared to 3.3% in the same quarter a year ago. As the Company’s aluminum products continued to mature, R&D expenses were lowered.

Administrative expenses decreased by 14.4% to RMB29.1million (US$4.3 million) from RMB34.0 million in the second quarter of 2016. As a percentage of revenue, administrative expenses were 3.7%, compared to 5.3% of revenue in the second quarter of 2016.

Net loss and total comprehensive loss were RMB7.9 million (US$1.2 million) in the second quarter of 2017 compared to net income and total comprehensive income of RMB4.6 million for the second quarter of 2016.

Basic and diluted loss per ADS were RMB0.15 (US$0.02) in the second quarter of 2017 compared to basic and diluted income per ADS of RMB0.09 in the second quarter of 2016.

In the second quarter of 2017, the Company recorded net cash inflows from operating activities of RMB57.5 million (US$8.5 million). Effective collection of large sums of account receivables positively affected operating cash-flows. Days Sales Outstanding (DSO) remained at 66 days in the second quarter of 2017, flat in comparison with 68 days during the full year of 2016. Capital expenditures for the purchase of property, plant and equipment in the second quarter were RMB 0.3 million (US$38,000).

During the second quarter of 2017 and 2016, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2017 First Six Months Results

Exhibit 99.1

Revenue for the first six months ended June 30, 2017 was RMB1,451.3 million (US$214.1 million) compared with RMB1,164.9 million in the first six months of 2016.

Aftermarket sales declined by 13.6% year-over-year to RMB471.1 million (US$69.5 million) in the first six months of 2017, and represented 32.5% of total six-month revenue. Sales to the Chinese OEM market increased by 86.4% year-over-year to RMB781.7 million (US$115.3 million) and represented 53.9% of revenue. International sales decreased by 1.0% year-over-year to RMB198.6 million (US$29.3 million) compared with the same period last year, and represented 13.6% of revenue.

Tubed steel wheel sales for the first six months ended June 30, 2017 increased by 4.3% compared with the same period in 2016 and comprised 46.5% of revenue. Tubeless steel wheel sales increased by 47.3% from the same period a year ago and comprised 44.0% of revenue.

Gross profit for the first six months ended June 30, 2017 was RMB191.6 million (US$28.3 million) compared with RMB217.6 million during the same period in 2016, down 11.9% year-over-year. Gross margin was 13.2% compared with 18.7% in the same period last year. Profit before taxation was RMB8.2 million (US$1.2 million), compared with profit before taxation of RMB6.0 million during the first six months of 2016.

Net profit and total comprehensive income for the first six months ended June 30, 2017, was RMB5.0 million (US$0.7 million) compared with RMB1.7 million during the same period in 2016. Basic and diluted earnings per ordinary share and per ADS for the first six months ended June 30, 2017 were RMB0.02 (US$0.00) and RMB0.10 (US$0.01), respectively.

As of June 30, 2017, Zenix Auto had bank balances and cash of RMB770.1 million (US$113.6 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$42.8 million). Total bank borrowings were RMB558.0 million (US$82.3 million). Total equity attributable to owners of the Company was RMB2,542.6 million (US$375.0 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Friday, August 25, 2017 at 8:00 a.m. ET/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through September 25, 2017, at 8:00 a.m. ET. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 19864 to access the replay.

Exhibit 99.1

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.7793 to US$1.00, the effective noon buying rate as of June 30, 2017 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 772 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of June 30, 2017. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

 This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Investor Relations
Awaken Advisors
Tel: +1-(212) 521-4050

Exhibit 99.1

Email: Kevin.Theiss@awakenlab.com

- tables follow –

China Zenix Auto International Limited
 Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three months ended June 30, 2017 and 2016
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2016 Q2	2017 Q2	2017 Q2
	RMB' 000	RMB' 000	US$' 000

Revenue	639,546	780,987	115,202
Cost of sales	(522,519)	(695,079)	(102,530)
Gross profit	117,027	85,908	12,672
Other operating income	2,869	2,964	437
Net exchange gain (loss)	946	(986)	(145)
Selling and distribution costs	(51,630)	(49,587)	(7,314)
Research and development expenses	(21,120)	(14,012)	(2,067)
Administrative expenses	(34,003)	(29,123)	(4,296)
Finance costs	(5,313)	(5,400)	(797)
Profit (Loss) before taxation	8,776	(10,236)	(1,510)
Income tax (expense) credit	(4,131)	2,315	341

Profit (Loss) and total comprehensive income (loss) for the period	4,645	(7,921)	(1,169)

Earnings (Loss) per share
Basic	0.02	(0.04)	(0.01)
Diluted	0.02	(0.04)	(0.01)

Earnings (Loss) per ADS
Basic	0.09	(0.15)	(0.02)
Diluted	0.09	(0.15)	(0.02)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
 Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the six months ended June 30, 2017 and 2016
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	2016	2017	2017
	RMB' 000	RMB' 000	US$' 000

Revenue	1,164,945	1,451,343	214,084
Cost of sales	(947,365)	(1,259,719)	(185,818)
Gross profit	217,580	191,624	28,266
Other operating income	3,356	9,380	1,384
Net exchange gain(loss)	802	(1,292)	(191)
Selling and distribution costs	(95,034)	(92,022)	(13,574)
Research and development expenses	(41,441)	(28,029)	(4,134)
Administrative expenses	(68,554)	(60,744)	(8,960)
Finance costs	(10,748)	(10,690)	(1,577)
Profit before taxation	5,961	8,227	1,214
Income tax expense	(4,226)	(3,231)	(477)

Profit and total comprehensive income for the period	1,735	4,996	737

Earnings per share
Basic	0.01	0.02	0.00
Diluted	0.01	0.02	0.00

Earnings per ADS
Basic	0.03	0.10	0.01
Diluted	0.03	0.10	0.01

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31 2016	June 30 2017	June 30 2017
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	138,740	237,725	35,066
Trade and other receivables and prepayments	695,856	807,744	119,148
Prepaid lease payments	9,425	9,425	1,390
Pledged bank deposits	32,100	35,900	5,296
Fixed bank deposits with maturity period over three months	290,000	290,000	42,777
Bank balances and cash	896,799	770,076	113,592
Total current assets	2,062,920	2,150,870	317,269
Non-Current Assets
Property, plant and equipment	1,379,287	1,306,829	192,768
Prepaid lease payments	376,449	371,737	54,834
Deferred tax assets	23,836	25,961	3,829
Intangible assets	17,000	17,000	2,508
Total non-current assets	1,796,572	1,721,527	253,939
Total assets	3,859,492	3,872,397	571,208
EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	668,633	675,759	99,680
Amount due to a shareholder	1,398	-	-
Taxation payable	109	-	-
Short- term bank borrowings	558,000	558,000	82,309
Total current liabilities	1,228,140	1,233,759	181,989
Deferred tax liabilities	85,286	87,975	12,977
Deferred income	8,496	8,097	1,194
Total non-current liabilities	93,782	96,072	14,171
Total liabilities	1,321,922	1,329,831	196,160
EQUITY
Share capital	136	136	20
Paid in capital	392,076	392,076	57,834
Reserves	2,145,358	2,150,354	317,194
Total equity attributable to owners of the company	2,537,570	2,542,566	375,048
Total equity and liabilities	3,859,492	3,872,397	571,208

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended June 30, 2017
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
	June 30, 2017
	RMB' 000	US$' 000
OPERATING ACTIVITIES
Loss before taxation	(10,236)	(1,510)
Adjustments for:
Amortization of prepaid lease payments	2,356	347
Depreciation of property plant and equipment	36,905	5,444
Release of deferred income	(199)	(29)
Finance costs	5,400	797
Loss on disposal of property, plant and equipment	7	1
Interest income	(2,790)	(412)
Operating cash flows before movements in working capital	31,443	4,638
Increase in inventories	(43,286)	(6,385)
Decrease in trade and other receivables and prepayments	88,444	13,046
Decrease in trade and other payables and accruals	(19,067)	(2,813)
Cash generated from operations	57,534	8,486
Interest received	2,047	302
PRC income tax paid	(2,116)	(312)
NET CASH FROM OPERATING ACTIVITIES	57,465	8,476
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(255)	(38)
Placement of pledged bank deposits	(410)	(60)
Withdrawal of pledged bank deposits	1,200	177
Proceeds on disposal of property, plant and equipment	6	1
Placement of fixed bank deposits with maturity periods over three months	(50,000)	(7,375)
Withdrawal of fixed bank deposits with maturity periods over three months	50,000	7,375
NET CASH FROM INVESTING ACTIVITIES	541	80
FINANCING ACTIVITIES
Interest paid	(6,203)	(915)
NET CASH USED IN FINANCING ACTIVITIES	(6,203)	(915)
NET INCREASE IN CASH AND CASH EQUIVALENTS	51,803	7,641
Cash and cash equivalents at beginning of the period	717,727	105,870
Effect of foreign exchange rate changes	546	81
Cash and cash equivalents at end of the period	770,076	113,592

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2017
(RMB and US$ amounts expressed in thousands)

	Six Months Ended
	June 30, 2017
	RMB' 000	US$' 000
OPERATING ACTIVITIES
Profit before taxation	8,227	1,214
Adjustments for:
Amortization of prepaid lease payments	4,712	695
Depreciation of property plant and equipment	73,955	10,909
Release of deferred income	(399)	(59)
Finance costs	10,690	1,577
Loss on disposal of property, plant and equipment	22	3
Interest income	(5,634)	(831)
Operating cash flows before movements in working capital	91,573	13,508
Increase in inventories	(98,985)	(14,601)
Increase in trade and other receivables and prepayments	(113,160)	(16,693)
Increase in trade and other payables and accruals	7,619	1,124
Cash used in operations	(112,953)	(16,662)
Interest received	5,651	834
PRC income tax paid	(2,225)	(328)
NET CASH USED IN OPERATING ACTIVITIES	(109,527)	(16,156)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(499)	(74)
Placement of pledged bank deposits	(5,000)	(738)
Withdrawal of pledged bank deposits	1,200	177
Proceeds on disposal of property, plant and equipment	19	3
Placement of fixed bank deposits with maturity periods over three months	(290,000)	(42,777)
Withdrawal of fixed bank deposits with maturity periods over three months	290,000	42,777
NET CASH USED IN INVESTING ACTIVITIES	(4,280)	(632)
FINANCING ACTIVITIES
New bank borrowings raised	255,000	37,615
Repayment of bank borrowings	(255,000)	(37,615)
Interest paid	(12,222)	(1,803)
Repayment to a shareholder	(1,398)	(206)
NET CASH USED IN FINANCING ACTIVITIES	(13,620)	(2,009)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(127,427)	(18,797)
Cash and cash equivalents at beginning of the period	896,799	132,285
Effect of foreign exchange rate changes	704	104
Cash and cash equivalents at end of the period	770,076	113,592